Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

March 27, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 25, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from BLACKROCK ETF TRUST (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, no par value of BlackRock U.S. Industry Rotation ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,